Griffin Industrial Realty, Inc.
204 West Newberry Road
Bloomfield, CT 06002
(860) 286-7660

November 20, 2015

VIA EDGAR

Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Griffin Industrial Realty, Inc.
Form 10-K
Filed February 13, 2015
File No. 001-12879

Dear Ms. Sobotka:

We are writing in response to the comments of the staff of the Office of Real Estate and Commodities of the Division of Corporation Finance (the “Staff”) in your letter dated November 10, 2015.  The comments are repeated below, followed by Griffin’s responses.

Comment

Item 1.  Business, page 3

Commercial and Industrial Developments, page 6

1.
Please provide disclosure in future filings regarding the relationship of rent rates on leases that expired in the reporting period and the rent rates on renewals or new leases on the same space.  If practicable, please also supplement this disclosure with narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management's assessment of current market rents for the expiring space.

Response

In future periodic reports, Griffin will disclose the relationship of rental rates on leases that expired in the reporting period and the rental rates on renewals or new leases on the same space. Where practicable, Griffin will also disclose the relationship between rental rates on leases scheduled to expire in the current period and management’s assessment of current market rents for such expiring space.

Comment

Consolidated Statements of Operations, page 36

2.
We note that you characterize proceeds from property sales as revenue.  Please tell us the nature of these proceeds and how you determined they meet the definition of revenue pursuant to paragraph 78 of CON 6.

Response

In 9 of the past 10 fiscal years, Griffin has received cash proceeds from property sales. We believe that proceeds from property sales have met the definition of revenue pursuant to paragraph 78 of CON 6 because such transactions are part of Griffin’s ongoing operations. As stated under “Basis of Presentation” in  Note 1 to the Consolidated Financial Statements included in Griffin’s Form 10-K for the fiscal year ended November 30, 2014, “Periodically, Griffin Land may sell certain portions of its undeveloped land that it has owned for an extended time period and the use of which is not consistent with Griffin Land's core development and leasing strategy.” As of November 30, 2014, Griffin owned over 4,500 acres of land, a substantial portion of which will most likely not be developed and, therefore, may be sold. As indicated above, Griffin has had property sales in 9 of the past 10 fiscal years, further evidencing that these transactions are part of Griffin’s ongoing operations.

Comment

Note 1.  Summary of Significant Accounting Policies, page 40

3.
We note that you engage in significant development activities related to your properties.  Please tell us what consideration you gave to including a significant accounting policy that clearly describes your capitalization policy as it relates to 1) construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase and 2) the capitalization period, including a discussion of when the capitalization period ends.  In addition, please consider disclosing within Management's Discussion and Analysis a breakdown of capital expenditures by type (i.e. new development, redevelopment, tenant improvements, other) for each period presented.

Response

Griffin has considered appropriate disclosure of its accounting policy regarding capitalization of construction/development costs, and has included in the section “Real Estate Assets” in Note 1 to the Consolidated Financial Statements included in Griffin’s Form 10-K for the fiscal year ended November 30, 2014, disclosure on the nature of the costs that are included in Griffin’s capitalization policy during the construction/development phase including interest, real estate taxes and insurance costs. In future periodic reports, Griffin will enhance such disclosure to also include Griffin’s policy of capitalizing costs during the pre-acquisition phase, when applicable, and will also include disclosure regarding the capitalization period, including discussion on when the capitalization period ends. In future periodic reports, Griffin will disclose within Management's Discussion and Analysis a breakdown of capital expenditures by type (i.e. new development, redevelopment, tenant improvements, other) for each period presented.

Comment

Schedule III - Real Estate and Accumulated Depreciation, page S-2

4.
Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes of your real estate assets.

Response

The aggregate cost of Griffin’s real estate assets for Federal income tax purposes was $204.3 million as of November 30, 2014. The cost of such real estate assets as reported in Schedule III of Griffin’s Form 10-K for the fiscal year ended November 30, 2014 was $209.3 million. In future periodic reports, the aggregate cost of Griffin’s real estate assets for Federal income tax purposes will be expressly included as a note to the Total Gross Amount of Real Estate Assets as of the reporting date in Schedule III.

Griffin acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Anthony Galici

Anthony J. Galici
Vice President, Chief Financial
Officer and Secretary

cc:           Kristi Marrone, Staff Accountant